FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1:	Name and Address of Reporting Issuer

Crosshair Exploration & Mining Corp. (the “Company”)
1240 – 1140 West Pender Street
Vancouver, British Columbia V6E 4G1

ITEM 2:	Date of Material Change

May 9, 2008.

ITEM 3:	News Releases

A news release was issued on May 9, 2008 through Canada Newswire in Canada and the United States. The news release was also filed on SEDAR.

ITEM 4:	Summary of Material Change

The Company announced that its common shares and warrants will begin trading on The Toronto Stock Exchange on Monday, May 12, 2008.

ITEM 5:	Full Description of Material Change

The Company announced that its common shares and warrants have been approved for listing and will begin trading on The Toronto Stock Exchange Monday, May 12, 2008. Crosshair’s common shares will continue to trade under the symbol “CXX” and its warrants under the symbol “CXX.WT”. Its common shares and warrants will no longer trade on the TSX Venture Exchange.

ITEM 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

ITEM 7:	Omitted Information

None.

ITEM 8:	Executive Officer

Julie Bolden
Vice President Corporate Affairs and Corporate Secretary
(604) 681-8030.

ITEM 9:	Date of Report

May 9, 2008.